THOMPSON	ATLANTA CINCINNATI COLUMBUS NEW YORK
HINE	BRUSSELS CLEVELAND DAYTON WASHINGTON, D.C.

February 17, 2011

VIA EDGAR (Correspondence Filing)

Valerie J. Lithotomos U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:

New Frontiers Trust (the “Registrant”)

File Nos. 333-170791; 811-22498

Dear Ms. Lithotomos:

On November 23, 2010, New Frontiers Trust (the “Trust”) filed a Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”) to register shares of the New Frontiers KC India Fund (the “Fund”), and on February 4, 2011, the Trust filed Pre-Effective Amendment No. 1 to the Registration Statement (the “Amendment”) to respond to comments you had previously provided.  You and Richard Pfordte provided additional comments to Donald Mendelsohn on February 10 and 14, and your comments and the Trust’s responses to your comments are set forth below.

1.

Please confirm that an agreement between the Trust and the advisor will require the advisor to pay all expenses of the Fund, as described in the Management Agreement, within 30 days and that in the event of a non-payment, the Fund will be permitted to pay such expenses and offset them against management fees owed to the advisor.

Response:  The Trust and the advisor have entered into a letter agreement clarifying and acknowledging their understanding that the advisor’s obligation to pay the Fund’s expenses includes an obligation to make such payments within 30 days of the date they are presented to the advisor for payment.  The letter further clarifies and acknowledges their understanding that if the advisor does not make any such payment, the Fund will be permitted to pay the expense and offset the amount from management fees owed to the advisor.  A copy of the letter is attached for your reference and will be filed with Pre-Effective Amendment No. 2 to the Trust’s Registration Statement.

2.

Please confirm the source of the estimated expenses included in the Registrant’s estimate of the Fund’s “Other Expenses” in the fee table.

Response: The Registrant has confirmed to us that the estimated “Other Expenses” listed in the fee table are transaction charges of the Fund’s custodian and that such charges are not brokerage charges or fees.  The Registrant does not anticipate that there will be any interest charges or dividend expenses on securities sold short in its first year of operations.

3.

In the Prospectus and SAI, when referring to the 80% investment limitation, please insert “for investment purposes” after “plus borrowings” in the accompanying parenthetical.

Response: The requested changes have been made.

4.

At the end of the first paragraph under “The Principal Investment Strategy of the Fund”, please delete “or whose price is significantly influenced by the price of a company’s common stock”.

Response: The requested change has been made for each instance of that phrase in the Prospectus and SAI.  We have further revised the sentence to read “ . . . and any other investments that entitle the holder to convert into the equity of a company or group of companies.” The revision addresses investments that may be tied to a basket of stocks, rather than an individual stock, such as an option on an ETF.

5.

Under the section title “Indian Security Risk”, please use sub-headings to set off disclosure regarding currency risk and regulatory and foreign law risk.

Response: Sub-headings for “Currency Risk” and “Regulatory and Foreign Law Risk” have been inserted into the disclosure under “Indian Security Risk” in the Prospectus.

6.

Please add a risk disclosure to the Prospectus to the effect that there is a risk that if the adviser does not pay an expense of the Fund, the Fund might have to pay the expense and offset the amount from management fees owed to the advisor.  Please also confirm that the Board considered the financial wherewithal of the adviser with respect to the adviser’s ability to pay the Fund’s expenses.

Response: The following has been added to the “Management Risk” disclosure in the Prospectus: “Also, the Fund’s agreement with the advisor obligates the advisor to pay most of the Fund’s operating expenses.  If the advisor is unable to, or otherwise fails, to make those payments, the Fund will be obliged to do so and its expense ratio could increase significantly, which would have a negative effect on the Fund’s performance.”  Additionally, we confirm that, as part of the Board’s deliberations regarding the approval of the Fund’s management agreement, the Board received and considered information regarding the adviser’s financial resources, and it was the consensus of the Board that the adviser had the wherewithal to pay the operating expenses of the Fund as required by the Management Agreement.

7.

In the section “Pricing of Fund Shares”, please specifically describe the hours of the Indian stock market relative to the hours of the New York Stock Exchange.

Response: The following has been added to the third paragraph under “Pricing of Fund Shares”: “For example, the National Stock Exchange of India is generally open Monday through Friday from 9:15 a.m. until 3:30 p.m., India time (10:45 p.m. until 5:00 a.m., Eastern time), except for certain holidays recognized by the exchange or the Indian government.”

8.

Please add disclosure regarding the Funds’ Distribution Plan to the Prospectus.  Please also confirm that the Fund will not pay for distribution expenses in excess of the amount permitted by its Rule 12b-1 plan and that any distribution related expenses paid by the advisor will not be paid indirectly by the Fund from the advisor’s management fees.

Response: The following section has been added to the Prospectus (post-Item 8):

Distribution Plan

The Fund has adopted a plan pursuant to Rule 12b-1 under the 1940 Act (the “Plan”), pursuant to which the Fund is authorized to pay the advisor for certain distribution and promotion expenses related to marketing shares of the Fund.  Under the terms of the Plan, the amount payable annually by the Fund would be 0.25% of its average daily net assets.  At present, the Plan is not implemented, although the Board of Trustees may do so at any time upon notice to shareholders.  At any time, the advisor may also pay for distribution and promotion expenses related to marketing shares of the Fund out of the advisor’s own resources, including the advisor’s legitimate profits from its management agreement with the Fund.

9.

Please add a footnote to the fee table with respect to the Distribution Fees, explaining that the Fund has adopted a 12b-1 plan that can be activated in the future without shareholder approval.

Response:  The following footnote has been added to the fee table with respect to “Distribution (12b-1) Fees”:

[3] The Fund has adopted a plan pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended, that authorizes the Fund to pay the Fund’s advisor 0.25% of the Fund’s average daily net assets for certain distribution and promotion expenses related to marketing shares of the Fund.  At present, the Plan is not implemented, although the Fund’s Board of Trustees may do so at any time upon notice to shareholders.

10.

Please confirm whether investing in options, warrants and other derivative instruments is part of the Fund’s principal investment strategy.  Please also confirm whether investments in derivative instruments will be counted toward the Fund’s 80% investment limitation.

Response:  The Registrant has confirmed to us that investing in derivative instruments is not part of the Fund’s principal investment strategy.  In the event the Fund were to invest in derivative instruments, such investments would only be counted toward the Fund’s 80% investment limitation if the value of the instrument were derived from or were to depend upon the value of an Indian company or group of companies as defined for purposes of the 80% investment limitation”.

11.

Please confirm whether investing in ETFs is part of the Fund’s principal investment strategy.

Response:  The Registrant has confirmed to us that investing in ETFs is not part of the Fund’s principal investment strategy.

*          *          *

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact Donald Mendelsohn at
(513) 352-6546 or Michael Barolsky at (513) 352-6672.

Sincerely,

/s/ Thompson Hine LLP

Thompson Hine LLP